FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park Abingdon, Oxfordshire OX1 4RY England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 2, 2004, Bookham Technology plc (the “Company”) announced that it has commenced commercial shipments of a new version of its 10 Gigabit per second IGF Series of XFP transceiver modules.  A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference.

On February 3, 2004, the Company announced that in connection with the proposed acquisition of New Focus, Inc., the Company filed Amendment No. 4 to Registration Statement on Form F-4 with the Securities and Exchange Commission, that the Registration Statement had been declared effective and that the Company had published a Circular and Listing Particulars.  A copy of this announcement is attached hereto as Exhibit 99.2 and is incorporated by reference.

On February 3, 2004, the Company first sent to shareholders of the Company a circular in connection with the acquisition of New Focus, Inc.  A copy of this circular is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On February 3, 2004, the Company submitted to the UK Listing Authority a copy of the listing particulars of the Company in connection with the listing of ordinary shares of the Company on the London Stock Exchange pursuant to the acquisition of New Focus, Inc.  A copy of these listing particulars is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On February 6, 2004, the Company announced that on February 5, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on February 3, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 10,432,160 shares being 4.81% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.5 and is incorporated by reference.

On February 6, 2004, the Company announced that it will be announcing fourth quarter and preliminary results for the period ended December 31, 2003 on February 10, 2004.  A copy of this press release is attached hereto as Exhibit 99.6 and is incorporated by reference.

On February 6, 2004, the Company announced that on February 5, 2004 it received notification from Aviva plc (formerly CGNU plc) (“Aviva”) that, following a sale of 560,104 ordinary shares in the Company on February 4, its subsidiary Morley Fund Management Limited is now interested in 25,614,492 ordinary shares, representing approximately 11.81% of the current issued share capital of the Company, including a material interest in 17,290,379 shares (7.97%).  Aviva has the same interest.  A copy of this announcement is attached hereto as Exhibit 99.7 and is incorporated by reference.

On February 13, 2004, the Company announced that on February 12, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on February 11, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 10,908,578 shares being 5.02% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.8 and is incorporated by reference.

On February 13, 2004, the Company announced that on February 12, 2004 it received notification from Aviva that, following a sale of 496,704 ordinary shares in the Company on February 11, its subsidiary Morley Fund Management Limited is now interested in 23,781,567 ordinary shares, representing approximately 10.96% of the current issued share capital of the Company, including a material interest in 16,556,213 shares (7.63%).  Aviva has the same interest.  A copy of this announcement is attached hereto as Exhibit 99.9 and is incorporated by reference.

On February 13, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Andrew Rickman.  A copy of the notification is attached hereto as Exhibit 99.10 and is incorporated by reference.

On February 17, 2004, the Company announced that the Dr. Michael Lebby of the Company will participate in the discussion at the OSA Forum in Los Angeles in February.  A copy of this press release is attached hereto as Exhibit 99.11 and is incorporated by reference.

On February 18, 2004, the Company announced that it will describe performance in a full band monolithic tunable laser in a paper at the OFC 2004 Forum.  A copy of this press release is attached hereto as Exhibit 99.12 and is incorporated by reference.

On February 20, 2004, the Company announced that it had published Supplementary Listing Particulars in connection with its proposed acquisition of New Focus, Inc.  A copy of this announcement is attached hereto as Exhibit 99.13 and is incorporated by reference.

On February 20, 2004, the Company submitted to the UK Listing Authority a copy of the supplemental listing particulars of the Company in connection with the listing of ordinary shares of the Company on the London Stock Exchange pursuant to the acquisition of New Focus, Inc.  A copy of these supplemental listing particulars is attached hereto as Exhibit 99.14 and is incorporated herein by reference.

On February 20, 2004, the Company announced that it will launch at this month’s Optical Fiber Communication (OFC) 2004 Exposition in Los Angeles a 2.5 Gbit/s directly modulated laser that is tunable over eight adjacent 50GHz ITU DWDM channels.  A copy of this press release is attached hereto as Exhibit 99.15 and is incorporated by reference.

On February 23, 2004, the Company announced that on February 23, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on February 18, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 9,461,104 shares being 4.36% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.16 and is incorporated by reference.

On February 25, 2003, the Company announced that the Company and Colibrys use MEMS concepts to produce dynamic optical products for telecommunications networks.  A copy of this press release is attached hereto as Exhibit 99.17 and is incorporated by reference.

On February 26, 2004, the Company announced that it will launch at this month’s Optical Fiber Communication (OFC) 2004 Exposition in Los Angeles an integrated 10Gbit/s InP MZ (Mach-Zehnder) modulator packaged with a high power CW laser.  A copy of this press release is attached hereto as Exhibit 99.18 and is incorporated by reference.

On February 26, 2004, the Company announced that on February 25, 2004 it received notification from Aviva that, following a sale of 349,000 ordinary shares in the Company on February 23, its subsidiary Morley Fund Management Limited is now interested in 24,030,567 ordinary shares, representing approximately 11.07% of the current issued share capital of the Company, including a material interest in 16,876,213 shares (7.77%).  Aviva has the same interest.  A copy of this announcement is attached hereto as Exhibit 99.19 and is incorporated by reference.

On February 27, 2004, the Company announced that on February 27, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on February 25, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 8,303,262 shares being 3.82% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.20 and is incorporated by reference.

Exhibits

99.1	Press Release issued on February 2, 2004.

99.2	Announcement issued on February 3, 2004.

99.3	Circular first distributed on February 3, 2004.

99.4	Listing Particulars submitted on February 3, 2004.

99.5	Announcement issued on February 6, 2004.

99.6	Press Release issued on February 6, 2004.

99.7	Announcement issued on February 6, 2004.

99.8	Announcement issued on February 13, 2004.

99.9	Announcement issued on February 13, 2004.

99.10	Notification filed on February 13, 2004.

99.11	Press Release issued on February 17, 2004.

99.12	Press Release issued on February 18, 2004.

99.13	Announcement issued on February 20, 2004

99.14	Supplemental Listing Particulars submitted on February 20, 2004.

99.15	Press Release issued on February 20, 2004.

99.16	Announcement issued on February 23, 2004.

99.17	Press Release issued on February 25, 2004.

99.18	Press Release issued on February 26, 2004.

99.19	Announcement issued on February 26, 2004.

99.20	Announcement issued on February 27, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: March 19, 2004	By:	Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press release issued on February 2, 2004.

99.2	Announcement issued on February 3, 2004.

99.3	Circular first distributed on February 3, 2004

99.4	Listing Particulars submitted on February 3, 2004

99.5	Announcement issued on February 6, 2004.

99.6	Press Release issued on February 6, 2004.

99.7	Announcement issued on February 6, 2004.

99.8	Announcement issued on February 13, 2004.

99.9	Announcement issued on February 13, 2004.

99.10	Notification filed on February 13, 2004.

99.11	Press release issued on February 17, 2004.

99.12	Press release issued on February 18, 2004.

99.13	Announcement issued on February 20, 2004.

99.14	Supplemental Listing Particulars submitted on February 20, 2004.

99.15	Press Release issued on February 20, 2004.

99.16	Announcement issued on February 23, 2004.

99.17	Press release issued on February 25, 2004.

99.18	Press release issued on February 26, 2004.

99.19	Announcement issued on February 26, 2004.

99.20	Announcement issued on February 27, 2004.